SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

HILAND HOLDINGS GP, LP
(Name of Issuer)
Common Units
(Title of Class of Securities)
43129M 10 7
(CUSIP Number)
Matthew S. Harrison
Hiland Holdings GP, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701
Tel: (580) 242-6040
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 15, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	43129M 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bert Mackie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		4,597,102 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,597,102 Common Units

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,597,102 Common Units(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

21.3%

14	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTIONS
(1) Consists of 2,757,390 Common Units and 1,839,712 Common Units held by the Harold Hamm DST Trust and the Harold Hamm HJ Trust, respectively. Mr. Mackie serves as trustee for each of the trusts and has sole voting power and dispositive power with respect to the Common Units owned by each of them. Mr. Mackie disclaims any pecuniary interest in such Common Units.

EXPLANATORY NOTE
     This Amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement originally filed on October 5, 2006 (the “Schedule 13D”) by Bert Mackie (the “Reporting Person”) relating to common units (“Common Units”) of Hiland Holdings GP, LP, a Delaware limited partnership (the “Issuer”). That Schedule 13D is hereby amended and supplemented as set forth below. Unless set forth below, all previous Items of the Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.
     The Reporting Person, the trustee of the Harold Hamm DST Trust and the Harold Hamm HJ Trust (together, the “Trusts”), intends to participate with Harold Hamm and Continental Gas Holdings, Inc. (“Continental Gas”) in a proposed transaction in which Mr. Hamm, together with the Reporting Person and Continental Gas, would acquire all of the outstanding Common Units of the Issuer not owned by Mr. Hamm, Mr. Hamm’s affiliates or the Trusts at a cash purchase price of $3.20 per Common Unit. Promptly after the filing of this Amendment No. 1, the persons participating in such proposal, including the Reporting Person, intend to file a group statement on Schedule 13D (the “Group Schedule 13D”) with respect to the merger proposal. Once the Group Schedule 13D is filed, the Schedule 13D shall be deemed amended and supplemented by the Group Schedule 13D and any and all amendments thereto, and no separate amendments to the Schedule 13D will be made unless or until the Group Schedule 13D is no longer applicable. Readers are directed to the Group Schedule 13D and any and all amendments thereto for future information regarding the Reporting Person with respect to the Common Units of the Issuer.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     The Reporting Person intends to participate with Harold Hamm and Continental Gas in a proposed transaction in which Mr. Hamm, together with the Reporting Person and Continental Gas, would acquire all of the outstanding Common Units of the Issuer that are not owned by Mr. Hamm, Mr. Hamm’s affiliates or the Trusts. Promptly after the filing of this Amendment No. 1, the persons participating in such proposal, including the Reporting Person, intend to file a Group Schedule 13D with respect to the merger proposal.
     The Reporting Person may make additional purchases of Common Units either in the open market or in private transactions. The Reporting Person reserves the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)-(b)	Mr. Mackie indirectly beneficially owns 4,597,102 Common Units, or 21.3% of the Common Units outstanding. As trustee of each of the Trusts who are the record owners of such Common Units, Mr. Mackie has sole voting and dispositive power with respect to all of such Common Units. Mr. Mackie disclaims any pecuniary interest in such Common Units.

(c)	None.

(d)	As trustee of each of the Trusts, Mr. Mackie is the indirect beneficial owner of 2,757,390 Common Units and 1,839,712 Common Units owned of record by the Harold Hamm DST Trust and the Harold Hamm HJ Trust, respectively. The Trusts have the right to receive any cash distributions made in respect of, or the proceeds from any sale of, such Common Units indirectly beneficially owned by Mr. Mackie.

(e)	Not applicable.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 15, 2009	/s/ Bert Mackie
Bert Mackie

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